EXHIBIT 99.3

To Holders of 11% Senior Secured Units Due 2007:

      MSX International, Inc. and MSX International Limited are offering upon and subject to the terms and conditions set forth in the Prospectus, dated                     , 2003 (the “Prospectus”), and the enclosed Letter of Transmittal (the “Letter of Transmittal”), to exchange (the “Exchange Offer”) its 11% Senior Secured Units due 2007 (the “New Units”), which have been registered under the Securities Act of 1933, as amended, for its outstanding 11% Senior Secured Units due 2007 (all such units being the “Existing Units”).

      Briefly, you may either:

a. Tender all or some of your Existing Units, along with a completed and executed Letter of Transmittal, and receive registered New Units in exchange; or

b. Retain your Existing Units.

      All tendered Existing Units must be received on or prior to                     , 2003 at 5:00 p.m., New York City Time, (the “Expiration Date”), as shown in the accompanying Prospectus.

      Please review the enclosed Letter of Transmittal and Prospectus carefully. If you have any questions on the terms of the Exchange Offer or questions regarding the appropriate procedures for tendering your Existing Units and the Letter of Transmittal, please call (212) 298-1915 (Attention: Carolle Montreuil) or write The Bank of New York, Corporate Trust Operations— Reorganization Unit, 101 Barclay Street-7 East, New York, NY 10286, Attention: Carolle Montreuil.